Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations

(416) 947-1212

AGNICO EAGLE ANNOUNCES MOVING TO A VIRTUAL MEETING

FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

AND PROVIDES NOTICE OF RELEASE OF

FIRST QUARTER 2020 RESULTS AND CONFERENCE CALL

Toronto (April 9, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) provided notice today of an update to the location for the Company’s 2020 Annual and Special Meeting of Shareholders, to be held on Friday, May 1, 2020 (the “AGM”).  Additionally, the Company today announced that it will release its first quarter 2020 results on Thursday, April 30, 2020, after normal trading hours.

Annual Meeting

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company’s employees and shareholders as well as public health guidelines to limit gatherings of people, the AGM will now be held in a virtual only meeting format on Friday, May 1, 2020, at 11:00 AM (E.D.T.).  Online access to the AGM will begin at approximately 10:30 AM (E.D.T.).  You will not be able to attend the AGM in person.  The Company expects to revert back to an in-person annual meeting in future years after public health conditions have improved.

Attending the Virtual Meeting as a Shareholder of Record

If you were a holder of record of common shares of Agnico Eagle at the close of business on March 17, 2020 (the “Record Date”) (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare Trust Company of Canada (“Computershare”)), you can attend the AGM by accessing https://web.lumiagm.com/236298328 and entering the 15-digit control number on the Form of Proxy you previously received and the meeting password, agnico2020 (case sensitive).

You may also appoint a person (who need not be a shareholder) other than the directors and officers designated by the Company on your Form of Proxy to represent you and vote on your behalf at the AGM.  To do so, write the name of the person you are appointing in the space provided, sign and date the Form of Proxy and return it to Computershare as instructed.  In order for your proxyholder to attend and participate at the AGM, you must also register your proxyholder with Computershare by accessing

www.computershare.com/AGEQ by no later than 11:00 a.m. (E.D.T.) on April 29, 2020 so that Computershare may provide your proxyholder with a control number for the AGM.  Without a control number, your proxyholder will not be able to vote or ask questions at the AGM.

Registering to Attend the Annual Meeting as a Beneficial Shareholder

If you were a beneficial holder of common shares of Agnico Eagle as of the Record Date (i.e., you held your shares in “street name” through an intermediary, such as a bank, trust company, securities broker or other financial institution) and you wish to attend the AGM, you must insert your own name in the space provided on the Voting Instruction Form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary.  Once you have done so, you must then register with Computershare by accessing www.computershare.com/AGEQ by no later than 11:00 a.m. (E.D.T.) on April 29, 2020 so that Computershare may provide you with a control number for the AGM.  You can then attend the AGM by accessing https://web.lumiagm.com/236298328 and entering the control number and the meeting password, agnico2020 (case sensitive).  Without a control number, you will not be able to vote or ask questions at the AGM.

You may also appoint a person (who need not be a shareholder) other than the directors and officers designated by the Company on your Voting Instruction Form to represent you and vote on your behalf at the AGM.  To do so, insert the name of the person you are appointing in the space provided on the Voting Instruction Form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary.  Once you have done so, your proxyholder must then register with Computershare in the manner described above in order to be provided with a control number.

Your voting instructions must be received in sufficient time to allow your Voting Instruction Form to be forwarded by your intermediary to Computershare.  You should contact your intermediary well in advance of the AGM and follow its instructions if you want to attend and vote at the AGM.

If you were a United States resident beneficial holder of common shares of Agnico Eagle as of the Record Date, you must obtain a legal proxy, executed in your favour, from the holder of record and submit proof of your legal proxy reflecting the number of common shares of Agnico Eagle you held as of the Record Date, along with your name and email address, to Computershare.  You may submit a copy of your legal proxy to Computershare, by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by email at uslegalproxy@computershare.com.  Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (E.D.T.) on April 29, 2020.  You will then receive a confirmation of your registration, with a control number, by email from Computershare that will allow you to attend the AGM.  You may also appoint someone else as the proxyholder for your shares to represent you and vote on your behalf at the AGM by obtaining a legal proxy, executed in your proxyholder’s favour, from the holder of record and registering with Computershare in the manner described above.

Asking Questions

If you are attending the AGM as a shareholder of record or a duly appointed proxyholder (including a beneficial shareholder that has been appointed and registered with Computershare pursuant to the instructions above), questions can be submitted by accessing https://web.lumiagm.com/236298328, entering your control number and meeting password, agnico2020 (case sensitive), and clicking on the “Question Icon” on the meeting centre site.

In addition to the AGM, Agnico Eagle’s senior management will host a conference call on Friday, May 1, 2020 at 08:30 AM (E.D.T.), prior to the AGM, to discuss the Company’s financial and operating results for the first quarter of 2020.  Shareholders are encouraged to attend the conference call to receive an update on the Company’s activities.  See further details below.

Voting Shares

If you have not already voted your shares in advance of the AGM, you will be able to vote your shares electronically during the AGM by clicking on the “Voting Icon” on the meeting centre site.  It is important that you are connected to the Internet at all times during the AGM in order to vote when voting commences.  It is the responsibility of each attendee to ensure connectivity for the duration of the AGM.  Shareholders who participate in and/or vote at the AGM virtually are deemed to be present at the AGM for all purposes, including quorum.

If you have voted your shares prior to the AGM and you log in to the AGM and accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in that case, you will be provided the opportunity to vote electronically on the matters put forth at the AGM.  If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only access the AGM as a guest.

Whether or not you plan to attend the AGM, we encourage you to vote and submit your proxy or voting instructions, as applicable, in advance of the AGM by one of the methods described in the proxy materials for the AGM.

Accessing the AGM as a Guest

If you would like to access the AGM as a guest in listen-only mode, click on the “I am a guest” button after accessing the meeting centre at https://web.lumiagm.com/236298328 and enter the information requested on the following screen.  Please note you will not have the ability to ask questions or vote during the AGM if you participate as a guest.

Additional details explaining how shareholders will be able to attend, communicate and vote at the AGM, including a “Virtual AGM User Guide”, will be filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders who have questions about voting their shares or attending the AGM may contact Investor

Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

Your vote is important.  Whether or not you plan to virtually attend the AGM, please vote as soon as possible by one of the methods described in the proxy materials for the AGM to ensure that your shares are represented and voted at the AGM.

First Quarter 2020 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Friday, May 1, 2020 at 08:30 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 3299663.  The conference call replay will expire on June 1, 2020.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                                   416-947-1212

Fax:                                                                       416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.